SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated May 6, 2009.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021 and 333-146175.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

www.cgi.com/newsroom

CGI REPORTS REVENUE GROWTH WHILE EXPANDING EPS BY 19%
AND SIGNS $1.68 BILLION IN NEW CONTRACTS IN Q2-2009
Generates $187.3 million in cash from operations

Q2-2009 year-over-year highlights:
•	Revenue of $948.3 million, up 1.9%;
•	Bookings of $1.68 billion or 177% of revenue;
•	Net earnings of $77.5 million, up 12.7%;
•	Net earnings margin of 8.2%;
•	EPS of 25 cents, up 19%;
•	Cash generated from operating activities of $187.3 million, up 308%;
•	Backlog reaches $12.0 billion.

Note: All figures are in Canadian dollars. Q2-2009 MD&A, financial statements and accompanying notes can be found at www.cgi.com  and have been filed with both SEDAR in Canada and EDGAR in the U.S.

Montreal, Quebec, May 6, 2009 – CGI Group Inc. (TSX: GIB.A; NYSE: GIB) reported fiscal 2009 second quarter revenue today of $948.3 million. This represents 1.9% revenue growth compared with the second quarter of 2008. Approximately 44% of the quarter’s revenue was generated outside of Canada, up from 36% in the same quarter last year in line with the Company’s business strategy.

Earnings from continuing operations before taxes and non-controlling interest were $101.7 million, or 10.7% of revenue, compared with $101.1 in the second quarter of 2008.

Net earnings in Q2-2009 were $77.5 million or 8.2% of revenue compared with earnings of $68.8 million in the same quarter last year, representing a 12.7% year-over-year increase.

Earnings per share in the second quarter were 25 cents up 19%, compared with 21 cents in the same period last year.

The Company generated $187.3 million in cash from its operating activities, or 19.8% of revenue. In the first half of fiscal 2009, CGI has generated $266.9 million or $0.86 in cash per diluted share from its operating activities, or 13.7% of revenue. This represents an improvement of $99.9 million compared with the first half of fiscal 2008.

At the end of the fiscal second quarter, the Company had access to more than $1.5 billion in capital, including $186.4 million in cash and an unused $1.36 billion under its line of credit secured through 2012. Debt repayments in the three month period totaled $213.9 million, leaving net debt at the end of the second quarter at $105.4 million for a net debt to capitalization ratio of 4.0%, reduced from 15.2% in Q2-2008.

In millions of Canadian dollars except EPS and when noted
	Q2 F2009	YTD F2009	Q2 F2008	YTD F2008
Revenue	948.3	1,948.7	930.8	1,826.2
Adjusted EBIT	107.0	221.1	108.4	213.9
Margin	11.3%	11.3%	11.6%	11.7%
Earnings from continuing operations before taxes and non-controlling interest	101.7	207.3	101.1	200.5
Margin	10.7%	10.6%	10.9%	11.0%
Net Earnings	77.5	157.1	68.8	141.4
Margin	8.2%	8.1%	7.4%	7.7%
Earnings per share (diluted)	0.25	0.50	0.21	0.43
Cash provided by operating activities	187.3	266.9	45.9	167.0
Weighted average number of outstanding shares (diluted)	311,411,994	311,129,594	326,942,285	328,368,726
Interest on long-term debt	5.3	12.0	7.2	14.5
Net debt	105.4	105.4	361.9	361.9
Net debt to capitalization ratio	4.0%	4.0%	15.2%	15.2%
Days of sales outstanding (DSO)	42	42	44	44
Bookings	1,676	2,451	1,043	2,177
Backlog	12,019	12,019	11,672	11,672

During the quarter, the Company booked $1.68 billion in new contract wins, or 177% of revenue. Bookings in each of Canada, the US and Europe exceeded 100% of revenue with the government and healthcare as well as financial services verticals accounting for 89% of worldwide bookings. This brings the value of CGI’s signed contracts over the last twelve months to $4.4 billion, or 115% of revenue. At the end of March 2009, the Company’s backlog of signed orders stood at $12.0 billion or 3.2 times annual revenue.

“We remain focused on helping clients through these challenging market conditions,” said Michael E. Roach, President and Chief Executive Officer. “Our managed services offering combined with our business solutions and unique global delivery capabilities continue to deliver incremental value to clients in terms of cost savings and efficiency improvements throughout their operations.”

“The market response to our solutions accelerated during the quarter, as evidenced by $1.68 billion in new bookings, up 116% from the first quarter. I was very pleased with the ongoing ability of all business units to execute to our plan in the quarter, improving EPS and generating $187.3 million in cash from operations allowing us to lower our net debt to $105.4 million, our lowest level in 13 quarters. We continue to have the operational and the financial capability to fully realize our profitable growth strategy,” concluded Mr. Roach.

Second Quarter F2009 Results Conference Call
Management will host a conference call to discuss results at 9:00 a.m. Eastern time this morning. Participants may access the call by dialing (866) 223-7781 or on the Web at www.cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com/investors.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,500 professionals in over 100 offices across 16 countries. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada,

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the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annual revenue run rate stands at $3.8 billion and at March 31, 2009, CGI's order backlog was $12.0 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Lorne Gorber
Vice-President
Global Communications and Investor Relations
514-841-3355
lorne.gorber@cgi.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)
Date: May 6, 2009	By /s/ Beniot Dubé
Name: Beniot Dubé Title: Vice-President, Corporate Legal Affiairs